September 4, 2024

Raleigh Siu Lau
Chief Executive Officer
Troops, Inc.
Unit A, 18/F, 8 Fui Yiu Kok Street
Tsuen Wan, New Territories, Hong Kong

       Re: Troops, Inc.
           Form 20-F for the Fiscal Year ended December 31, 2023
           Filed April 29, 2024
           File No. 001-35016
Dear Raleigh Siu Lau:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation